Press Release Scopus’ Corporate Contact - Rinat Yeffet Tel. +972-3-9007767, rinaty@scopus.net PR Agency: Ruder-Finn – Josh Cline Tel. +972-5-23214709, jcline@ruderfinn.co.il

Scopus Video Networks Ltd. Anounces Initial Public Offering

Tel Aviv, Israel, December 13, 2005 – Scopus Video Networks Ltd. (Nasdaq: SCOP) today announced the initial public offering of 4,500,000 of its ordinary shares at a price to the public of $7.00 per share. All ordinary shares will be offered by the company. The underwriters have been granted a 30-day option to purchase up to 675,000 additional ordinary shares to cover over-allotments, if any. The ordinary shares of Scopus Video Networks will be traded on the Nasdaq National Market under the symbol “SCOP.”

Thomas Weisel Partners LLC is the sole book-running manager for the offering and CIBC World Markets is the co-lead manager. Needham & Company, LLC and Oppenheimer & Co. are co-managers.

Copies of the final prospectus related to the offering may be obtained, when available, from Thomas Weisel Partners LLC, One Montgomery Street, Suite 3700, San Francisco, California 94104, or by calling (415) 364-2720.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Scopus Video Networks:

Scopus Video Networks develops, markets and supports digital video networking products that enable network operators to offer advanced video services to their subscribers.

Corporate Offices	N. America
Scopus Video Networks, Ltd.	Scopus Video Networks Inc.
10 Haamal St., Rosh Ha’ayin 48092, Israel	100 Overlook Center Drive, Princeton, New Jersey 08540
Tel: + 972-3-9007777, Fax: + 972-3-9007766	Tel: (609) 987-8094, Fax: (609) 987-8095